# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Forte Biosciences, Inc., CIK 0001419041
CUSIP: 34962G208
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 3060 PEGASUS PARK DRIVE, BUILDING 6, DALLAS, Texas (TX), 75247
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000929638-24-000716
Filed by CIK 0001553936

## Reporting persons
- TYBOURNE CAPITAL MANAGEMENT (HK) LTD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 1,268,086; sole dispositive power 0; shared dispositive power 1,268,086; aggregate amount beneficially owned 1,268,086 (9.99% of the class)
- TYBOURNE STRATEGIC OPPORTUNITIES GP II LIMITED: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,268,086; sole dispositive power 0; shared dispositive power 1,268,086; aggregate amount beneficially owned 1,268,086 (9.99% of the class)
- Tybourne Capital Management Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,268,086; sole dispositive power 0; shared dispositive power 1,268,086; aggregate amount beneficially owned 1,268,086 (9.99% of the class)
- Tybourne Kesari Ltd: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,268,086; sole dispositive power 0; shared dispositive power 1,268,086; aggregate amount beneficially owned 1,268,086 (9.99% of the class)
- Krishnan Viswanathan: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 1,268,086; sole dispositive power 0; shared dispositive power 1,268,086; aggregate amount beneficially owned 1,268,086 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Forte Biosciences, Inc.
Address of issuer's principal executive offices: 3060 PEGASUS PARK DRIVE, BUILDING 6, DALLAS, Texas, 75247

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

i) Tybourne Capital Management (HK) Limited ("Tybourne HK");
ii) Tybourne Strategic Opportunities GP II Limited (the "GP")
iii) Tybourne Capital Management Limited ("Tybourne Cayman");
iv) Tybourne Kesari Limited ("Tybourne Kesari"); and
v) Viswanathan Krishnan ("Mr. Krishnan")

This statement relates to securities held for the accounts of private investment funds (the "Private Funds") for which Tybourne HK serves as investment advisor and for which the GP serves as general partner. Tybourne Cayman is the parent of Tybourne HK, and Tybourne Kesari is the parent of Tybourne Cayman and the GP. Mr. Krishnan is the principal and sole shareholder of Tybourne Kesari. In such capacities, Tybourne HK, the GP, Tybourne Cayman, Tybourne Kesari and Mr. Krishnan may be deemed to have voting and dispositive power over securities held for the Private Funds. Each of the Reporting Persons disclaims beneficial ownership of such securities, except to the extent of its or his pecuniary interest therein.
Address of principal business office or, if none, residence: The address of the principal business office of each Tybourne HK and Mr. Krishnan is Suites 818-822, B/F, Bank of America Tower, 12 Harcourt Road, Hong Kong. The address of the registered office of each of Tybourne Cayman, the GP and Tybourne Kesari is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY 1-1104, Cayman Islands.
Citizenship:
i) Tybourne HK is a company incorporated in Hong Kong with limited liability,
ii) the GP is a company incorporated in the Cayman Islands with limited liability,
iii) Tybourne Cayman is a company incorporated in the Cayman Islands with limited liability,
iv) Tybourne Kesari is organized in the Cayman Islands, and
v) Mr. Krishnan is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI), parent holding company or control person (HC)
Type of institution (non-U.S. institution) or other detail: Investment adviser registered with the Hong Kong Securities and Futures Commission

## Item 4. Ownership
Amount beneficially owned: 1,268,086 shares
Percent of class: 9.99
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1,268,086 shares
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
1,268,086 shares

** The shares reported herein as beneficially owned by the Reporting Persons include an aggregate of 786,647 shares of Common Stock and 481,439 shares of Common Stock issuable upon the exercise of pre-funded warrants (the "Warrants"). The Warrants may be exercised for shares of Common Stock, so long as such exercise will not cause such holder, together with its affiliates, to beneficially own in excess of 9.99% of the number of shares of Common Stock then outstanding. The Private funds owns Warrants that would be exercisable for up to an aggregate of 739,147 shares of Common Stock, subject to the limitation on exercise. If not for such limitation on exercise, the Reporting Persons would beneficially own in excess of 9.99% of the Issuer's Common Stock.

The percentages reported herein with respect to the Reporting Persons' holdings are calculated based upon a statement in the Issuer's prospectus supplement, as filed with the Securities and Exchange Commission on June 25, 2025, that there would be 12,212,117 shares of Common Stock outstanding following the completion of the Issuer's public offering, which was scheduled to close on June 26, 2025.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Tybourne Strategic Opportunities Fund II LP has the right to receive dividends from, or the proceeds from the sale of, more than 5% of the Shares outstanding.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, executed by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on February 14, 2024

## Signatures
- TYBOURNE CAPITAL MANAGEMENT (HK) LTD: /s/ Charlotte Fung, Charlotte Fung, Chief Financial Officer (08/04/2025)
- TYBOURNE STRATEGIC OPPORTUNITIES GP II LIMITED: /s/ Viswanathan Krishnan, Viswanathan Krishnan, Director (08/04/2025)
- Tybourne Capital Management Ltd: /s/ Viswanathan Krishnan, Viswanathan Krishnan, Principal (08/04/2025)
- Tybourne Kesari Ltd: /s/ Viswanathan Krishnan, Viswanathan Krishnan, Principal (08/04/2025)
- Krishnan Viswanathan: /s/ Viswanathan Krishnan, Viswanathan Krishnan, Individually (08/04/2025)